Contact

www.linkedin.com/in/bennettkim
(LinkedIn)

www.znest.com (Company)

Top Skills

Real Estate Economics

Real Estate Development

Real Estate Transactions

Bennett Kim

Chief Executive Officer of ZNest

Las Vegas, Nevada, United States

Summary

Continually trying to innovate senior housing and care through scalable strategies.

Experience

ZNest

Founder and Chief Executive Officer

March 2022 - Present (2 years)

Las Vegas, Nevada, United States

ZNest is a vertical Software-as-a-Service (SaaS) and marketplace for the senior housing industry. ZNest has been funded by two publicly-traded companies that are some of the most active in the industry. ZNest has strategic partnerships with some of the largest senior housing operators in the U.S. Launching in Q1 2024.

Big Rock Partners Senior Housing

Managing Director

January 2016 - December 2022 (7 years)

Beverly Hills

Oversee deal sourcing and capitalization of senior housing development projects consisting of independent living, assisted living, and memory care.

• Lead debt and equity capitalization of two upscale Continuing Care Retirement Community projects totaling $188 million in Boynton Beach and Celebration, Florida.

• Structure a $10 million programmatic general partnership investment from Township Capital.

• Source national acquisition opportunities and structure joint venture partnerships.

Big Rock Partners Acquisition Corp (NASDAQ: BRPA)

Chief Investment Officer and Chief Financial Officer

November 2017 - May 2021 (3 years 7 months)

Beverly Hills, California, United States

Big Rock Partners Acquisition Corp. was a publicly-traded Special Purpose Acquisition Company (SPAC), which launched as a $69 million vehicle. BRPA merged with NRx Pharmaceuticals (NASDAQ: NRXP), which had a market capitalization of over $500 million at closing.

• Reviewed and reconciled all financial statements and public filings with the Security and Exchange Commission related to the merger with NRXP.

• Headed all financial reporting responsibilities for public shareholders.

• Participated in all hearings, meetings, and correspondence with Nasdaq to preserve the listing qualifications over three and a half years. Hearings and appeals required documentation for special circumstances related to COVID-19.

• Led the Audit Committee meetings and coordinated with board members.

Carefree Communities (Centerbridge portfolio company)
Head of Acquisitions
July 2014 - November 2015 (1 year 5 months)
Scottsdale, AZ

Lead acquisitions team for a platform backed by Centerbridge Partners, a NY-based private equity firm that has managed over $27 billion of equity. Carefree Communities is the fifth largest manufactured home and recreational vehicle community owner and operator with over 103 senior-focused communities that include over 28,000 sites.

• Closed acquisitions of over $370 million in asset value which consisted of 20 manufactured housing and RV communities.

• Coordinated an $850 million refinancing of 68 communities throughout the US and Canada. Collaborated with Centerbridge and Simpson Thatcher & Bartlett to close the first ever single-borrower MH/RV securitized debt with JP Morgan, Goldman Sachs, and Citigroup.

• Led the closing and transition team for the acquisition of the Vedder Portfolio, which consists of 18 high quality manufactured home communities in California.

Big Rock Partners (formerly a JV with DB Zwirn / Fortress)
Chief Investment Officer, Managing Principal
2006 - July 2014 (8 years)

Managed all functions for real estate private equity funds with assets totaling $800 million including investment analysis, asset management and workouts, financing, leasing, development management and dispositions.

• Reviewed all investments as one of three members in the Investment Committee for acquisitions of office, retail, hotels, condominium sites, multi-family residential, assisted living, and land subdivisions.

• Helped grow and manage the company from the original four founders to a team of 16 professionals in three offices.

• Negotiated and structured deal terms with equity and operating partners for acquisitions and developments for all property types.

• Explored the development of upscale, urban Seniors Housing including assisted living, memory-care and independent living in infill locations.

• Invested in a platform of 17 assisted living communities. Performed sale-leasebacks with HCP and Ventas. Sold the communities for a 63% IRR.

• Explored the opportunity to form a hybrid Real Estate Investment Trust / Special-Purpose Acquisition Company. Filed an S-11 registration document with the Securities Exchange Commission.

• Oversaw day-to-day development of an $85 million condominium project including entitlements, subdivision, financing, design, construction, and sales and marketing.

• Restructured an entire portfolio of assets after separating from a hedge fund partner and executed recapitalizations while exploring bankruptcy scenarios.

• Led a team of architects, engineers, and contractors to renovate an 82,000 square foot office building. Won BOMA's "The Outstanding Building of the Year" award.

• Acquired non-performing loans and evaluated discounted payoffs and foreclosures.

Apollo Real Estate Advisors
Vice President
January 2001 - April 2006 (5 years 4 months)

Performed all functions for real estate opportunity funds then totaling $4.5 billion of equity including investment analysis, asset management and workouts, leasing, development management and dispositions.

• Underwrote various investment opportunities including hard assets and distressed debt acquisitions. Structured deal terms with equity partners for various transactions and developments.

• Led the restructuring and growth of Summerville, one of the largest privately operated assisted living companies. Managed the $106 million investment by initially reducing the number of communities from 52 to 30. Advised the management team in strategic personnel hires and helped the company increase occupancy. Summerville was eventually sold to Emeritus Corporation (NYSE: ESC) for $260 million.

• Led the workout and development of a $400 million mixed-use project on the Sunset Strip in West Hollywood, which included a W and a Marriott Hotel, two luxury condominium towers, 130,000 square feet of retail, and a 70,000 square foot office building. Oversaw all functions from entitlements to construction. Reviewed and approved office and retail leases.   Managed a team of leasing, transaction, land-use and litigation attorneys; leasing and investment brokers; architects and engineers; a construction manager; and a property manager.

• Negotiated litigation settlements with various parties. Managed 22 lawsuits and settlements.

• Executed workout strategies for under-performing assets including a 235,000 square foot building in Phoenix and Aloha Tower Marketplace in Hawaii.

• Managed all other assets in the West Coast including office, retail, residential, hotel, and operating companies.

Oaktree Capital Management
Assistant Vice President
June 1999 - February 2000 (9 months)

Evaluated and executed investments for funds totaling $1.7 billion of equity.

• Prospective debt and equity investment types include office, retail, residential, hotels, and golf courses worldwide. Performed financial valuations and coordinated due diligence efforts.

• Analyzed the purchase of a 670-asset loan portfolio in Japan from Bank of Tokyo-Mitsubishi with a $2 billion face value.

Merrill Lynch Real Estate Investment Banking Group
Summer Associate
June 1998 - August 1998 (3 months)

Evaluated financing alternatives for public and private real estate companies, primarily REITs.

• Structured and closed two preferred stock offerings and assessed strategies for issuing equity, debt, zero-coupon convertible debt, and convertible preferred stock.

• Analyzed opportunities for off-balance sheet joint ventures between REITs and private equity/pension funds.

Walt Disney Imagineering
Senior Analyst
June 1996 - July 1997 (1 year 2 months)

Assessed and implemented financial and strategic valuations for the development of Disney's California Adventure, a $2 billion theme park adjacent to Disneyland, which included a $150 million 750-room luxury hotel and a $130 million specialty retail complex.

• Structured $500 million municipal bond deal with City of Anaheim through tax increment financing.

• Created corporate strategy for development of $130 million retail, dining, and entertainment complex by evaluating marketability and pro forma valuations of such prospective tenants as AMC, Planet Hollywood, Wolfgang Puck's and Niketown.

• Assessed feasibility of developing $150 million 750-room luxury hotel. Developed hotel roomnight demand models.

• Provided support for all development functions including entitlements, design, and project management.

• Determined investment and operation impact of a $100 million parking facility.

• Evaluated acquisitions and dispositions of $200 million land assembly program.

Disney Development Company
Analyst
June 1994 - June 1996 (2 years 1 month)

Provided strategic and analytical support for resort development and corporate real estate transactions including acquisitions, leasing, and development of corporate space.

• Developed financial pro formas and feasibility studies for various entertainment concepts.

• Evaluated acquisition of 142,000 square feet office building in Central London for $116 million.

• Determined five-year real estate strategy for all corporate groups (400,000 sq. ft.) in Southern California. Evaluated leases for office/industrial space worldwide. Developed leasing models for international and domestic markets.

• Performed feasibility analysis of corporate fitness centers.

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Education

Harvard Business School
MBA · (1997 - 1999)

University of California, Los Angeles
Bachelor of Arts (B.A.), Economics · (1990 - 1994)